

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 24, 2015

Via Email
Mr. Gary J. Wojtaszek
Chief Executive Officer
CyrusOne Inc.
1649 West Frankford Road
Carrollton, TX 75007

> **Re: CyrusOne Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-35789**
>
> **CyrusOne LP**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 333-188426**

Dear Mr. Wojtaszek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that the Form 10-Qs filed by CyrusOne Inc. on EDGAR on August 10, 2015, and May 8, 2015, list CyrusOne LP as a co-registrant. However, we note that these Form 10-Qs were not filed on EDGAR by CyrusOne LP. Please advise us why these filings were not made on EDGAR by CyrusOne LP.

Our Portfolio, page 11

2.   We note your disclosure on page 14 regarding your facilities under development. In future filings, please revise to disclose the anticipated completion date for each facility under development.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

3.   We note your use of FFO and NOI in your earnings releases and presentations. Please tell us if you consider these measures to be key performance indicators. To the extent these measures are considered to be key performance measures, in future filings please include the measures as well as the required disclosure in accordance with Item 10(e).

Note 4. Significant Accounting Policies, page 85

Investments in Real Estate, page 85

4.   For leases in which you are involved in the construction of structural improvements to the property, please clarify why you capitalize the building shell with a corresponding liability, then subsequently increase the liability for the ongoing construction in progress. In your response, please address your classification of these leases under ASC 840-10-25.

Note 10. Noncontrolling Interest – Operating Partnership, page 96

5.   We note you redeemed operating partnership units from CBI during 2014. Please tell us and revise future periodic filings to disclose the redemption provisions for the operating partnership units. Your revision should include, but not be limited to, whether or not you have the option of delivering commons shares.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison at (202) 551-3466 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities